Mail Stop 3561

October 29, 2009

Jacob Ronnel, Chief Executive Officer
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re:**   **Hotel Outsource Management International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 7, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 13, 2009**
> **File No. 000-50306**

Dear Mr. Ronnel:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal Two. Approval of Amendment to Certificate of Incorporation to…, page 7

1. Please state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of this proposal's newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings, regarding which your shareholders will not have a separate opportunity to vote. If so, please provide the appropriate disclosure, including materially complete descriptions

of the future acquisitions and/or financing transitions and any other information required by Schedule 14A, as applicable. Please see Note A to Schedule 14A. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Possible Effects of the Proposed Amendment, page 8

2. Please refer to Release No. 34-15230 and discuss the potential anti-takeover effects of the increase in authorized shares of common stock. Please also discuss other anti-takeover mechanisms that may be present in your governing documents, or otherwise, and whether you have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Further, please disclose that you may use the additional shares to resist or frustrate a third-party transaction that is favored by a majority of your independent shareholders.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 4. Controls and Procedures, page 25

3. You state that "[s]ubsequent to year end, management launched a comprehensive program designed to strengthen [y]our internal controls over financial reporting." Also, we note this same disclosure in your amended quarterly report on Form 10-Q/A for the period ended March 31, 2009 that you filed on June 5, 2009. However, in your amended quarterly report on Form 10-Q/A for the period ended March 31, 2009, you state that there were no changes in your internal control over financial reporting in the three months ended March 31, 2009 and, in your quarterly report on Form 10-Q for the period ended June 30, 2009, you state that there were no changes in your internal control over financial reporting that occurred during the six months ended June 30, 2009. Please tell us how, subsequent to year end, you launched a program to strengthen your internal control over financial reporting but you had no changes to your internal control over financial reporting in the periods ended March 31, 2009 and June 30, 2009. Alternatively, please revise the disclosure in your amended quarterly report on Form 10-Q/A for the period ended March 31, 2009, your quarterly report on Form 10-Q for the period ended June 30, 2009 or both filings to discuss any material changes in your internal controls over financial reporting as of the end of the periods covered by the reports.

4. In this regard, please limit the conclusion in your revised quarterly report on Form 10-Q for the period ended June 30, 2009 as to whether there were any changes in your internal control over financial reporting in the three month period covered by the report. Please see Item 308T of Regulation S-K.

Signature, 27

5. We refer you to comment nine in our letter dated May 28, 2009. Your Form 10-Q for the period ended June 30, 2009 is not signed as provided in the Form. Your principal financial officer or chief accounting officer must also sign your Form 10-Q. Please revise your Form 10-Q to include the proper conformed signatures. Please see Form 10-Q and General Instruction G.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or John Fieldsend, Attorney-Advisor, at (202) 551-3343 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrea I. Weinstein
        Schonfeld & Weinstein, L.L.P.
        Via facsimile